GREAT QUEST
METALS LTD.

03 DEC 30 AM 7:21

82-3116

December 11, 2003

03045458

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on December 11, 2003. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Karen Nestoruk
Administration

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

/kn
enclosure

dw 1/7

GREAT QUEST

METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

December 11, 2003
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Announces the Discovery of Two New Zones of Gold Mineralization on the Kenieba Concession

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (the "Company") (TSX Venture Exchange GQ), is pleased to announce the discovery of 2 new gold zones, the Kabaya 1 and Kabaya 2 as the result of a geological mapping and soil sampling program on the western part of the Kenieba concession in Mali, West Africa. Soils over these two zones are anomalous in gold, and both are partly coincident with areas of orpaillage or pits dug for gold by the local miners. These two are zones west of the 7 km long area of orpaillage underlain by numerous granitic dikes.

The first area of soils anomalous in gold over the Kabaya 1 zone is roughly triangular with a 2000 m northwestern side, a 1200 m southern side and a 1200 metre eastern side. The soil anomaly is open to the east. The values of anomalous gold range from 22 to 284 parts per billion gold with two additional, adjacent samples 200 m apart, along the northwestern part of the anomaly, returning 9089 and 3800 ppb gold. A 600 by 100 metre zone of women's orpaillage occurs along the northwestern side of the anomaly. Woman orpaillage is shallow but always in eluvium. The rock here consists of highly broken schist with quartz veins. Approximately 800 metres northeast of the women's orpaillage is an area of 5 Company pits within a second area of orpaillage. A 5 metre long sample from one pit assayed 1.30 g/t gold. A quartz vein at the bottom of a second 5 metre deep pit assayed 19.47 g/t gold. These pits are 200 metres north of the 2 high soil samples.

The second area of soils anomalous in gold, Kabaya 2, extends north-south for 1200 metres with values ranging from 33 to 685 ppb. This is partly coincident with a 400 metre long area of orpaillage over a granitic dike. The orpailleurs report two sets of veining in the dike. The dike itself has been traced for 400 metres and is cut off to the north by a dolerite dike. A total of seven pits were dug by the company along this zone. All pits are 5 m deep. Two of the pits sampled at the bottom gave 112 and 21,155 ppb gold. Of the remaining 5 pits, 5 m long samples from two of these pits assayed 196 and 416 ppb gold.

Four other smaller but significant areas of anomalous gold were identified. A program of pitting in the areas of anomalous gold is scheduled to start this winter before the Kenieba drill program in the spring. Diamond drilling on the Bourdala concessions, 45 km southeast of the Sadiola mine, is in progress.

ON BEHALF OF THE BOARD OF DIRECTORS

"Signed"
Willis W. Osborne
President